

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DC



05003180

January 28, 2005

Margaret M. Foran
Vice President – Corporate Governance
and Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/28/2005

Re: Pfizer Inc.
Incoming letter dated December 21, 2004

Dear Ms. Foran:

This is in response to your letter dated December 21, 2004 concerning the shareholder proposal submitted to Pfizer by Frank Randall, Chris Brunner, Sandra and Charles Romesburg, Phyllis and Rodney Kunishige, Gloria Eddie, Meredith Page, Susan Pepper, Steven Adams, David Resnick, Maynard and Katherine Buehler Trust, Grace Holden, Julia Randall, Shaffer Family Trust, Shayne Robinson, Heather and Steven Murch, John Parry, Harold Schessler, Mel Kessler, and People for the Ethical Treatment of Animals. We also have received a letter on the proponents' behalf dated January 5, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Susan L. Hall
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853



Margaret M. Foran
Vice President - Corporate Governance
and Secretary

December 21, 2004

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of People for the Ethical Treatment of Animals et al*
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Pfizer, Inc. (the "Company"), a Delaware corporation, to omit from its proxy statement and form of proxy for its 2005 Annual General Meeting of Shareholders (collectively, the "2005 Proxy Materials") a shareholder proposal (the "Proposal") received from People for the Ethical Treatment of Animals, Frank Randall, Chris Brunner, Sandra and Charles Romesburg, Phyllis and Rodney Kunishige, Gloria Eddie, Meredith Page, Susan Pepper, Steven Adams, David Resnick, Maynard and Katherine Buehler Trust, Grace Holden, Julia Randall, Shaffer Family Trust, Shayne Robinson, Heather and Steven Murch, John Parry, Harold Schessler and Mel Kessler (the "Proponents"). The Proposal requests the Company to (i) cease making contributions designed to promote the advancement of animal testing, (ii) rescind a previous donation made by the Company to certain "UK universities," and (iii) if the contribution cannot be rescinded, donate an equivalent amount of funds to promote non-animal based test methodologies.[1]

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[1] The Company received a proposal on October 5, 2004 from one of the Proponents, Mel Kessler. On November 9, 2004, the Company received an almost identical proposal from the Proponents (other than Mr. Kessler). On November 15, 2004, Mr. Kessler's legal representative, Susan Hall, requested that the Company accept a revised proposal from all of the Proponents in lieu of Mr. Kessler's initial proposal and the second proposal. At the request of the Proponents, the Company determined to treat this revised proposal as the
[Footnote continued on next page]

The Company hereby notifies the Division of Corporation Finance of its intention to exclude the Proposal from its 2005 Proxy Materials, and the Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to:

I. **Rule 14a-8(i)(7), because the Proposal pertains to the Company's ordinary business operations;**

II. **Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders under the laws of the State of Delaware; and**

III. **Rule 14a-8(i)(3), because the Proposal, including the supporting statement, is premised upon materially misleading statements in violation of Rule 14a-9.**

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from its 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2005 Proxy Materials with the Securities and Exchange Commission. The Company hereby agrees to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponents.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) because the Proposal Pertains to the Company's Ordinary Business Operations.

Under well-established precedent, the Company believes that it may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the Release provides

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[Footnote continued from previous page]

Proponents' submission for the 2005 Proxy Materials. The Proposal is attached hereto as Exhibit A. Mr. Kessler's initial proposal and related correspondence; the second proposal and related correspondence from the Proponents (except for Mr. Kessler); and Ms. Hall's November 15, 2004 request for substitution of proposals are attached hereto as Exhibit B.

that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micromanagement may occur where a proposal "seeks to impose specific time-frames or methods for implementing complex policies." *Id.*

The Proposal mandates that the Company "make no further donations or contributions designed to promote the advancement of animal testing." The Staff has consistently concurred that proposals requiring companies to cease giving donations to specific types of organizations may be excluded under Rule 14a-8(i)(7). In *Morgan Stanley* (avail. Dec. 23, 2002), the Staff determined not to recommend enforcement action if the company excluded a proposal designed to prevent contributions to "non-profit organizations which violate their industry's code of ethics." Similarly, in *T. Rowe Price Group, Inc.* (avail. Dec. 27, 2002), the Staff permitted exclusion of a proposal requesting that the company refrain from sponsoring or contributing to "non-profit organizations which undermine the American war on terrorism." Moreover, in *The Walt Disney Company* (avail. Sept. 30, 1997), the Staff stated it would not recommend enforcement action if the company excluded a proposal to prevent the company from making contributions to "groups advocating domestic partner health benefits." The Proposal explicitly requires that the Company cease making donations that promote the advancement of animal research. Therefore, the Proposal mandates that which the Staff has explicitly determined to be excludable; namely it requests that the Company cease giving donations to a specific type of organization.

The Proposal also demands that the Company "rescind the donation made to the UK universities to the extent legally permissible." Similarly to the Staff's position regarding ceasing donations to specific types of organizations, the Staff has consistently concurred that proposals requiring companies to cease giving donations to particular organizations may be excluded under Rule 14a-8(i)(7). In *General Motors Corporation* (avail. Mar. 11, 2003), the Staff determined not to recommend enforcement action if the company excluded a proposal requesting it to adopt a policy that the company would not contribute to "non-profit organizations like NPR." Similarly, in *Lucent Technologies Inc.* (avail. Nov. 18, 2002), the Staff determined not to recommend enforcement action if the company excluded a proposal requesting the Company to cease making political contributions to a specific organization. Because the Proposal mandates that the Company rescind a donation made to specific organizations, the Proposal should be excluded as a matter of ordinary business.

The third part of the Proposal provides that if the donation to the "UK universities" cannot be rescinded, the Company "shall donate equivalent funds to promote non-animal based test methodologies." The Staff also has consistently concurred that proposals requiring companies to donate to particular organizations or specific types of organizations may be excluded under Rule 14a-8(i)(7). In *Intel Corporation* (avail. Jan. 23, 2003), the Staff permitted the company to exclude a proposal that required, among other things, the company to make a contribution to the Foundation for the Advancement of Monetary Education ("FAME"). *See also Johnson & Johnson* (avail. Jan. 15, 2003) and *General Electric Co.* (avail. Jan. 15, 2003) (identical proposals also requiring contributions to FAME held to be excludable by the Staff as requesting contributions to a specific organization). And in *SCEcorp* (avail. Feb. 20, 1992), the Staff stated it would take no action if the company excluded a proposal requiring it to consider donating a prescribed amount of money to qualified charities working to improve fisheries and wildlife habitat. The Staff also has granted no-action relief for proposals that set quantitative restrictions on the amount of the donation or contribution. *See Delta Air Lines, Inc.* (avail. July 29, 1999) (proposal requiring shareholder approval of any contribution over a certain amount to any single entity found to be excludable).

By requiring the Company to (i) stop making donations to certain organizations, (ii) rescind a previous donation to a group of universities, and (iii) donate equivalent funds to other organizations that promote "non-animal based test methodologies," the Proposal directs the Company to effect actions that fall squarely within the category of ordinary business activities. Specifically, by mandating that the Company cease giving donations to specific groups, rescind a previous donation and donate money to specific types of organizations, the Proponents are attempting to oversee matters that are "fundamental to management's ability to run a company on a day-to-day basis." *The 1998 Release.* In 2003 alone, Company employees and the Pfizer Foundation collectively donated more than $22 million to help more than 8,600 organizations. Thus, the day-to-day oversight of the Company's specific charitable contributions is most appropriately left to the Company's management, who are in the best position to determine the eligibility and worthiness of prospective donation recipients.

Even if the Staff concludes that some aspect of the Proposal does not implicate the Company's "ordinary business operations," the Staff has consistently found that shareholder proposals may be excluded even if only a portion of a proposal relates to the company's "ordinary business operations." For example, in *Intel Corp.* (avail. Jan. 23, 2003), the Staff concurred that the company could omit the entire proposal even though only certain portions fell within the ambit of Rule 14a-8(i)(7). *See also Johnson & Johnson* (avail. Jan. 15, 2003) and *General Electric Co.* (avail. Jan. 15, 2003). Additionally, in *E*Trade Group, Inc.* (avail. Oct. 31, 2000), the Staff concurred that the company could omit a proposal where only two out of the four matters set forth in the proposal involved the company's ordinary business operations. There, the Staff noted "although the proposal appear[ed] to address matters outside the scope of ordinary business, subparts 'c.' and 'd.' relate[d] to E*TRADE's ordinary business operations." Furthermore, the Staff has not permitted revisions to proposals that are excludable under the ordinary business exclusion. *See College Retirement Equities Fund* (avail. May 3, 2004).

Additionally, even if the Staff determines that the Company's use of research through animal testing is a significant social policy issue, the mere fact that a proposal is tied to a social issue is not sufficient to remove it from the sphere of "ordinary business operations." *See E.I. du Pont de Nemours and Co.* (avail. Mar. 8, 1991) (finding a basis for exclusion where the proposal dealt with timing, research and marketing decisions relating to phasing out CFC and halon production). Moreover, the Proposal may be excluded because it goes beyond merely addressing a social policy issue by directing the Company to take specific measures to address that policy. *See Intel Corp.* (avail. Jan. 23, 2003) (finding a basis for exclusion where the proposal directed the company to take detailed steps related to international monetary and exchange rate issues).

Because the Proposal, if adopted, would both prevent the Company from making contributions to specific types of organizations and require the Company to make a donation to a specific type of organization – functions that are clearly a part of the "ordinary business operations" of a company – the Proposal is excludable in its entirety from the Company's 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

II. The Proposal is Excludable under Rule 14a-8(i)(1) because the Proposal is Not a Proper Subject for Action by Shareholders under the Laws of Delaware.

Rule 14a-8(i)(1) permits exclusion of a shareholder proposal "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company believes that it may exclude the Proposal in its entirety because it is not a proper subject for action by shareholders under the laws of Delaware, the jurisdiction of the Company's organization.

Section 141(a) of the Delaware General Corporation Law (the "DGCL") vests management of the business and affairs of a company in the board of directors, except as otherwise provided in Chapter 1 of the DGCL or a company's certificate of incorporation. Neither Chapter 1 of the DGCL nor the Company's Restated Certificate of Incorporation restricts the Company's Board of Directors in a way relevant to the requirements of the Proposal. In fact, Section 122(9) of the DGCL specifically provides that every corporation has the power to make decisions concerning allocations of contributions, and Article VII, Section 10 of the Company's Restated Certificate of Incorporation delegates the powers of the Company to the Board of Directors.

Based upon this analysis, I am of the opinion that the Proposal is not a proper subject for action by the Company's shareholders under the laws of the State of Delaware. In reaching this opinion, it should be noted that I am not admitted to practice law in the State of Delaware. However, I am familiar with the corporate law of the State of Delaware set forth above.

Each action described in the Proposal is phrased using mandatory language:

- The first mandate requires the Company to cease making contributions that are designed to promote the advancement of animal testing.
- The second mandate requires the Company to rescind the donation made to "UK universities" to the extent legally permissible.
- The third mandate requires that, if the contribution to the "UK universities" cannot be rescinded, the Company shall donate equivalent funds to promote non-animal based testing methods.

The Company mailed a letter, dated November 17, 2004, to the Proponents' representative requesting that the Proponents revise the Proposal to include precatory, rather than mandatory, language. The letter is attached as Exhibit C. The Proponents, however, did not revise the Proposal to make it precatory. Thus, the Proposal gives no discretion to the Company and its Board of Directors to make these decisions. As a result, the Proposal would place in the hands of shareholders, actions that Delaware law reserves for the judgment and discretion of the Company's Board of Directors.

The Staff has consistently concurred that a shareholder proposal mandating or directing a company's board of directors to take certain action is inconsistent with the authority granted to a board of directors under state law and violative of Rule 14a-8(i)(1). *See, e.g., Phillips Petroleum Co.* (avail. Mar. 13, 2002) (concurring that a shareholder proposal requiring a 3% increase in annual base salary for the company's chairman and other officers, may be omitted under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law, if the proponent does not provide the company, within seven days after receipt of the Staff's response, with a proposal recast as a recommendation or request); *France Growth Fund, Inc.* (avail. Apr. 6, 2001) (concurring that a shareholder proposal requesting amendments to the company's by-laws regarding the power to request a special meeting of shareholders may be omitted from the company's proxy material under Rule 14a-8(i)(1) where the proposal is not a proper subject for action under the laws of the jurisdiction of the company's organization, provided the proponent does not submit a revised proposal, within seven calendar days of the receipt of the Staff's response, recast as a recommendation or request).

The above precedent is supported by the note to paragraph (i)(1), which states in part that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." In addition, Staff Legal Bulletin No. 14 ("SLB No. 14") (avail. July 13, 2001) states "[w]hen drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)."

As a result, the Proposal contains mandatory language that, if adopted, would require the Company to effect specific corporate acts. Pursuant to Delaware law, however, these acts are reserved for the judgment and discretion of the Company's Board - not its shareholders. Therefore, the Proposal is not a proper subject for action by shareholders and is excludable in its entirety from the Company's 2005 Proxy Materials pursuant to Rule 14a-8(i)(1).

III. The Proposal May Be Excluded under Rule 14a-8(i)(3) because the Proposal Contains False and Misleading Statements In Violation of Rule 14a-9.

A. The Proposal, as a Whole, is Materially False and Misleading.

The Company is aware of the Staff's recent statement concerning the purpose of Rule 14a-8(i)(3) in SEC Staff Legal Bulletin No. 14B (Sept. 15, 2004), and consistent with the Staff's views regarding the scope of this rule, the Company believes that this Proposal may be excluded in its entirety because it is premised upon material omissions that make the Proposal materially misleading. A shareholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As further discussed below, the Proposal is premised upon a material omission thereby rendering the Proposal false and misleading as a whole. The Company acknowledges that there are cases in which a proposal may be revised under Rule 14a-8(i)(3) to render it not materially misleading or false. In this case, however, because the Proposal is fundamentally based upon material misrepresentations, the Proposal should be excluded in its entirety.

The Proposal is false and misleading because it repeatedly misstates and mischaracterizes the Company's Laboratory Animal Care and Use policy (the "Policy"). *See* www.pfizer.com/are/about_public/mn_about_laboratory_use.html and attached hereto as Exhibit D. Specifically, the Proposal omits those portions of the Company's Policy that directly refute the Proposal's premise. When the omitted portion of the Policy is read in the context of the Proposal's arguments, it becomes clear that as a result of the omission of portions of the Policy, the Proposal is materially misleading.

Throughout the Proposal, the Proponents imply that the Company's Policy is opposed to research involving the use of animals. In order to make this point, the Proposal quotes a portion of the Company's Policy. That portion of the Policy describes the "3R's of animal research" – standards describing the Company's efforts to reduce the amount of animal-based research wherever appropriate. However, directly following the "3R's" portion of the Policy, the Policy states:

> At Pfizer, we've added a fourth and fifth R as fundamental and important principles:

> **Respect** for animals; and
>
> **Recognition** of the important contribution that animal based research makes to our goal of improving human and animal health worldwide.
>
> It is our policy to approach all research involving animals with the highest level of humane concern for those animals. All experiments are to be carefully planned and conducted in such a way as to minimize or avoid pain, distress, or discomfort to the animals. Every proposed use of animals in our research will be thoroughly evaluated and the health and well being of all laboratory animals under our care will be attended to meticulously. For as long as it remains necessary to use animals in medical research, it is our policy to maintain the highest possible standards of laboratory animal care and use.

The main thrust of the resolution portion of the Proposal is to summarize the Company's Policy and compare that Policy to the donations that were reported in the newspaper article. The newspaper article is attached as Exhibit E. The Proposal then states that a "credibility gap arises from the Company's purported Animal Care Policy and its affirmative promotion of animal testing as reported in the [newspaper article]." However, the omitted portions of the Company's Policy clearly demonstrate that the Policy is not inconsistent with the reported donations made to the universities; instead, the Policy explicitly recognizes the "important contributions that animal-based research makes to our goal of improving human and animal health worldwide." Thus, the Proposal's entire premise is misleading because it criticizes the Company for not adhering to a policy that is, in truth, only half its Policy.

The Proposal's supporting statement is also materially misleading because it also materially misrepresents the Policy. The supporting statement compares the Company's Policy with statements made by the Company in its 2004 proxy materials in response to another shareholder proposal. Specifically, the supporting statement asserts that "affirmatively supporting and promoting animal testing is wholly inconsistent with Pfizer's Animal Care Policy of reducing, refining, and replacing animal based methods." And the last two paragraphs of the Proposal state:

> These statements cannot be harmonized with a policy of committing significant funds for the purpose of affirmatively promoting and publicly advancing animal testing and training graduate students to conduct animal experiments.
>
> We urge our fellow shareholders to support this Resolution and bring Pfizer's actions into harmony with the Company's Animal Care Policy.

Even a cursory reading of the Company's Policy demonstrates that each of these three statements is materially false; the Company's Policy clearly recognizes the importance of animal based research in pursuing the Company's goal of improving human and animal health worldwide, and commits to approaching all research involving animals with the highest level of humane concern. Therefore, because the Proposal omits those portions of the Company's Policy that would directly refute the arguments made therein, it is clear that the Proposal and the supporting statement are materially misleading. As a result, the Proposal is excludable in its entirety from the Company's 2005 Proxy Materials pursuant to Rule 14a-8(i)(3).

CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2005 Proxy Materials. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (212) 733-4802 if we can be of any further assistance in this matter.

Very truly yours,



Margaret M. Foran

cc: Susan L. Hall, Legal Counsel to the Proponents

EXHIBIT A

PFIZER SHAREHOLDERS' RESOLUTION

This Proposal is submitted by People for the Ethical Treatment of Animals and a collective of concerned shareholders.[1]

WHEREAS, the Company has adopted a Laboratory Animal Care and Use policy (the "Animals Care Policy") which appears on the Pfizer website;

WHEREAS, the Animal Care Policy asserts that Pfizer is committed to the "principles known as the 3R's of animal research";

WHEREAS, the 3R's include i) the "refinement of the use of research animals to use less painful or the least invasive procedures whenever possible"; ii) the "reduction of the numbers of animals used in each study to the absolute minimum necessary to obtain valid results"; and iii) the "replacement of animal experiments with non-animal experiments such as mathematical models, computer simulations, and *in vitro* biological systems whenever appropriate";

WHEREAS, it was reported in the Financial Times of London on July 29, 2004, that Pfizer and two other pharmaceutical companies[2] donated four million pounds (£4M) to British universities to promote medical research and training specifically using animals;

WHEREAS, the article reported that Pfizer and the other two companies stated "the donation was part of a greater willingness by their industry to back animal testing publicly";

WHEREAS, a credibility gap arises from the Company's purported Animal Care Policy and its affirmative promotion of animal testing as reported in the Financial Times;

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[1] The proponents of this Resolution are Frank Randall, Chris Brunner, Sandra and Charles Romesburg, Phyllis and Rodney Kunishige, Gloria Eddie, Meredith Page, Susan Pepper, Steven Adams, David Resnick, Maynard and Katherine Buehler Trust, Grace Holden, Julia Randall, Shaffer Family Trust, Shayne Robinson, Heather and Steven Murch, John Parry, Harold Schessler, and Mel Kessler.

[2] The other two pharmaceutical companies are AstraZeneca and GlaxoSmithKline.

NOW THEREFORE, BE IT RESOLVED, that the Company will make no further donations or contributions designed to promote the advancement of animal testing and will rescind the donation made to UK universities to the extent legally permissible; if the contribution cannot be rescinded for legal reasons, the Company shall donate equivalent funds to promote non-animal based test methodologies.

Supporting Statement: Affirmatively supporting and promoting animal testing is wholly inconsistent with Pfizer's Animal Care Policy of reducing, refining, and replacing animal based methods. Moreover, in the Proxy Materials for the 2004 annual meeting of shareholders, the Company relied on its commitment to the Animal Care Policy in an effort to convince shareholders to vote against a Shareholder Proposal Relating to *In Vitro* Testing. That Proposal sought support for five validated non-animal test methods. The Company opposed the Proposal, arguing that Pfizer was fully committed to its Animal Care Policy which rendered the Proposal unnecessary. Pfizer made the following statements in the 2004 Proxy Statement:

- "We are committed to the principles embodied by the 3Rs of animal research: seeking alternatives that Reduce, Replace or Refine our work with animals when such alternatives are available and appropriate."
- "Pfizer has always supported the use of *in vitro* alternatives ..."
- "We approach all research involving animals with the highest level of humane concern."
- "[W]e are already working with regulators in an effort to increase the use of alternative models where such alternatives can be used appropriately."

These statements cannot be harmonized with a policy of committing significant funds for the purpose of affirmatively promoting and publicly advancing animal testing and training graduate students to conduct animal experiments.

We urge our fellow shareholders to support this Resolution and bring Pfizer's actions into harmony with the Company's Animal Care Policy.

EXHIBIT B

September 29, 2004


MARGARET M. FORAN
OCT - 5 2004
RECEIVED

Ms. Margaret M. Foran
Secretary, Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

RE: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Enclosed please find a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm, certifying to my ownership of stock, as well as statements verifying same. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq., should you require further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within fourteen days of your receipt of this proposal. Ms. Hall may be reached at:

2818 Connecticut Avenue, N.W.
Washington, D.C. 20008
Telephone: (202) 518-2505

Very truly yours,

Mel Kessler

Kitty Kessler

PFIZER SHAREHOLDERS' RESOLUTION

This Proposal is submitted by People for the Ethical Treatment of Animals and a collective of concerned shareholders.[1]

WHEREAS, the Company has adopted a Laboratory Animal Care and Use policy (the "Animals Care Policy") which appears on the Pfizer website;

WHEREAS, the Animal Care Policy asserts that Pfizer is committed to the "principles known as the 3R's of animal research";

WHEREAS, the 3R's include i) the "refinement of the use of research animals to use less painful or the least invasive procedures whenever possible"; ii) the "reduction of the numbers of animals used in each study to the absolute minimum necessary to obtain valid results"; and iii) the "replacement of animal experiments with non-animal experiments such as mathematical models, computer simulations, and *in vitro* biological systems whenever appropriate";

WHEREAS, it was reported in the Financial Times of London on July 29, 2004, that Pfizer and two other pharmaceutical companies[2] donated four million pounds (£4M) to British universities to promote medical research and training specifically using animals;

WHEREAS, the article reported that Pfizer and the other two companies stated "the donation was part of a greater willingness by their industry to back animal testing publicly";

WHEREAS, a credibility gap arises from the Company's purported Animal Care Policy and its affirmative promotion of animal testing as reported in the Financial Times;

NOW THEREFORE, BE IT RESOLVED, that the Company will make no further donations or contributions designed to promote the advancement of animal testing and will rescind the donation made to UK universities to the extent legally permissible; if the contribution cannot be rescinded for legal reasons, the Company shall donate equivalent funds to promote non-animal based test methodologies.

Supporting Statement: Affirmatively supporting and promoting animal testing is wholly inconsistent with Pfizer's Animal Care Policy of reducing, refining, and replacing animal based methods. Moreover, in the Proxy Materials for the 2004 annual meeting of shareholders, the Company relied on its commitment to the Animal Care Policy in an effort to convince shareholders to vote against a Shareholder Proposal Relating to *In Vitro* Testing. That Proposal sought support for five validated non-animal test methods. The Company opposed the Proposal, arguing that Pfizer was fully committed to its Animal Care Policy which rendered the Proposal unnecessary. Pfizer made the following statements in the 2004 Proxy Statement:

- "We are committed to the principles embodied by the 3Rs of animal research: seeking alternatives that Reduce, Replace or Refine our work with animals when such alternatives are available and appropriate."
- "Pfizer has always supported the use of *in vitro* alternatives ..."
- "We approach all research involving animals with the highest level of humane concern."
- "[W]e are already working with regulators in an effort to increase the use of alternative models where such alternatives can be used appropriately."

These statements cannot be harmonized with a policy of committing significant funds for the purpose of affirmatively promoting and publicly advancing animal testing and training graduate students to conduct animal experiments.

We urge our fellow shareholders to support this Resolution and bring Pfizer's actions into harmony with the Company's Animal Care Policy.

[1] The proponents of this Resolution are Frank and Joann Randall, Linda and William Richter, Sonia Greteman, Sandra and Charles Romesburg, Phillis Kunishige, Dr. Marvin Jumes, Gloria Eddie, Jo Jagoda, Meredith Page, Martha and Edward Sullivan, Susan Pepper, Jeffrey Siben, Steven and Joanne Adams, Maynard Buehler, Mel Kessler, Grace Holden,

Susan and John Parry, Julia Randall, Henry Berinstein, Marlis Shaffer, Shayne Robinson, Ann Reynolds Mason, and Harold Schessler.

[2] The other two pharmaceutical companies are AstraZeneca and GlaxoSmithKline.

Thomas M. Walsh
Assistant Vice President
Private Client Group

100 Jericho Quadrangle
Jericho, New York 11753

516-827-3224
800-494-8042
Fax 516-937-3522.


Merrill Lynch

September 30, 2004

Ms. Margaret Foran, Secretary
Pfizer, Inc.
235 E. 42nd St.
New York, NY 10017-5755

Dear Ms. Foran:

This firm is the record holder of 5,159 shares of Pfizer, Inc. common stock held on behalf of our clients, Melvin and Kitty Kessler. These shares are held in three accounts as follows:

3000 shares in account 787-37716 (Melvin and Kitty Kessler)
1750 shares in account 787-81d02 (Melvin Kessler IRA)
409 shares in account 787-81d01 (Esta Kessler IRA)

Our clients have held these shares continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Enclosed is the latest statement page that lists the shares of Pfizer.

If you have any further questions, please do not hesitate to contact me.

Thank you.

Sincerely,

Thomas M. Walsh
Assistant Vice President

TM/pmr

9812 Falls Road, Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

MorganStanley

Tuesday, September 21, 2004

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

This firm is the record holder of 96 shares of Pfizer, Inc. common stock held on behalf of our client, People for the Ethical Treatment of Animals. Our client acquired these shares on 12/19/02 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you.

Sincerely,



James Steiner

9812 Falls Road, Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

MorganStanley

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

This firm is the record holder of 109 shares of Pfizer, Inc. common stock held on behalf of our client, People for the Ethical Treatment of Animals. Our client acquired these shares on 12/29/2003 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Best wishes,



Jim Steiner

Pfizer Inc
235 East 42nd Street 7/35
New York, NY 10017-5755
Tel 212 733 2076 Fax 212 573 1853
Email kathy.ulrich@pfizer.com



Kathleen M. Ulrich
Corporate Counsel-Corporate Governance
and Assistant Secretary

October 7, 2004

VIA FEDERAL EXPRESS

Ms. Susan L Hall
2818 Connecticut Avenue N.W.
Washington, D.C. 20008

Re: Shareholder Proposal

Dear Ms. Hall:

This is to acknowledge receipt of the proposal that was submitted on behalf of PETA by Mel and Kitty Kessler. We are currently reviewing the proposal and will contact you if we have any questions.

Very truly yours,

Kathy Ulrich

Kathleen M. Ulrich

cc: Margaret M. Foran

cc: K. ULRICH

RECEIVED NOV - 9 2004 MARGARET M. FORAN



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457

PETA.org
info@peta.org



AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

November 4, 2004

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from PETA's brokerage firm, Morgan Stanley, confirming PETA's ownership of the Company's common stock acquired more than one year ago. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2005 annual meeting of shareholders.

In addition to PETA, this Resolution is being sponsored by a collective of concerned shareholders with holdings in excess of 1,500,000 shares. The letters from the sponsoring shareholders along with letters certifying to their ownership, are attached hereto.

Please contact the undersigned if you need any further information. If the Company will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,

Susan L. Hall
Legal Counsel

SLH/pc
Enclosures

PFIZER SHAREHOLDERS' RESOLUTION

This Proposal is submitted by People for the Ethical Treatment of Animals and a collective of concerned shareholders.[1]

WHEREAS, the Company has adopted a Laboratory Animal Care and Use policy (the "Animals Care Policy") which appears on the Pfizer website;

WHEREAS, the Animal Care Policy asserts that Pfizer is committed to the "principles known as the 3R's of animal research";

WHEREAS, the 3R's include i) the "refinement of the use of research animals to use less painful or the least invasive procedures whenever possible"; ii) the "reduction of the numbers of animals used in each study to the absolute minimum necessary to obtain valid results"; and iii) the "replacement of animal experiments with non-animal experiments such as mathematical models, computer simulations, and *in vitro* biological systems whenever appropriate";

WHEREAS, it was reported in the Financial Times of London on July 29, 2004, that Pfizer and two other pharmaceutical companies[2] donated four million pounds (£4M) to British universities to promote medical research and training specifically using animals;

WHEREAS, the article reported that Pfizer and the other two companies stated "the donation was part of a greater willingness by their industry to back animal testing publicly";

WHEREAS, a credibility gap arises from the Company's purported Animal Care Policy and its affirmative promotion of animal testing as reported in the Financial Times;

---

[1] The proponents of this Resolution are Frank Randall, Chris Brunner, Sandra and Charles Romesburg, Phyllis and Rodney Kunishige, Gloria Eddie, Meredith Page, Susan Pepper, Steven Adams, David Resnick, Maynard and Katherine Buehler Trust, Grace Holden, Julia Randall, Shaffer Family Trust, Shayne Robinson, Heather and Steven Murch, John Parry, and Harold Schessler.

[2] The other two pharmaceutical companies are AstraZeneca and GlaxoSmithKline.

NOW THEREFORE, BE IT RESOLVED, that the Company will make no further donations or contributions designed to promote the advancement of animal testing and will rescind the donation made to UK universities to the extent legally permissible; if the contribution cannot be rescinded for legal reasons, the Company shall donate equivalent funds to promote non-animal based test methodologies.

Supporting Statement: Affirmatively supporting and promoting animal testing is wholly inconsistent with Pfizer's Animal Care Policy of reducing, refining, and replacing animal based methods. Moreover, in the Proxy Materials for the 2004 annual meeting of shareholders, the Company relied on its commitment to the Animal Care Policy in an effort to convince shareholders to vote against a Shareholder Proposal Relating to *In Vitro* Testing. That Proposal sought support for five validated non-animal test methods. The Company opposed the Proposal, arguing that Pfizer was fully committed to its Animal Care Policy which rendered the Proposal unnecessary. Pfizer made the following statements in the 2004 Proxy Statement:

- "We are committed to the principles embodied by the 3Rs of animal research: seeking alternatives that Reduce, Replace or Refine our work with animals when such alternatives are available and appropriate."
- "Pfizer has always supported the use of *in vitro* alternatives ..."
- "We approach all research involving animals with the highest level of humane concern."
- "[W]e are already working with regulators in an effort to increase the use of alternative models where such alternatives can be used appropriately."

These statements cannot be harmonized with a policy of committing significant funds for the purpose of affirmatively promoting and publicly advancing animal testing and training graduate students to conduct animal experiments.

We urge our fellow shareholders to support this Resolution and bring Pfizer's actions into harmony with the Company's Animal Care Policy.

JR&A

Julia Randall and Associates

November 1, 2004

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Julia B. Randall

Enclosures
cc: Susan L. Hall, Esq.

4210 Oakridge Lane, Chevy Chase, Maryland 20815 • 301-654-2236
Fax: 301-654-5936 • E-mail: jrandall@erols.com

9812 Falls Road, Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

MorganStanley

11/04/2004

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

This firm is the record holder of 109 shares of Pfizer, Inc. common stock held on behalf of our client, People for the Ethical Treatment of Animals. Our client acquired 13 of these shares on 05/06/2003 and 96 of these shares on 12/19/2002 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you.

Best wishes,



James Steiner


Mellon

Ms. Margaret M. Foran
Sect. Pfizer Inc.
235 East 42nd St.
New York, NY 10017-5755

Re: Share resolution for inclusion in 2005 proxy statement

Dear Ms. Foran:

This letter is to confirm that Ms. Julia Randall currently holds 1,800 shares of Pfizer Inc. common stock. The majority of this position was acquired on August 25, 1970 (1,480 shares), and Ms. Randall intends to retain these shares throughout the next year.

If you have any questions, please feel free to contact me at (617) 722-7503.

Best regards,

Mike Murphy
Investment Specialist

Private Wealth Management
Mellon Financial Center • One Boston Place • Boston, MA 02108-4408



Shayne Robinson
50 Alloway Avenue
Winnipeg MB, Canada
R3G-0Z8

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Shayne Robinson

Enclosures
cc: Susan L. Hall, Esq.



Boston Trust & Investment
Management Company

October 21, 2004

Ms. Margaret M. Foran
Vice President Corporate Governance
Corporate Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Foran:

Please find enclosed our "Proof of Ownership" on behalf of Shayne Robinson, please do not hesitate to contact me if you have any questions.

Yours truly,



Kenneth P. Scott, CFA
Vice President

Boston, Massachusetts 02108 617.726.7250 fax 617.227.2690



Boston Trust & Investment
Management Company

October 21, 2004

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for the Shayne Robinson through its Walden Asset Management division. We are writing to verify that Shayne Robinson currently owns 400 shares of Pfizer (Cusip #717081103). We confirm that Shayne Robinson has beneficial ownership of at least $2,000 in market value of the voting securities of Pfizer and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is his intent to hold greater than $2,000 in market value through the next annual meeting of Pfizer.

Sincerely,

Kenneth P. Scott, CFA
Vice President

40 Court Street Boston, Massachusetts 02108 617.726.7250 fax 617.227.2690

10/12/4

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed ~~is a letter from my brokerage firm~~ attached certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Enclosures
cc: Susan L. Hall, Esq.



Please Detach and Retain

Issue No. 2649
Account No. [redacted]
PASSWORD: [redacted]

Current Net Dividend $463.05
Year to Date Net Dividend $463.05

MAYNARD P BUEHLER &
KATHERINE BUEHLER TR U A
12-8-77 F-B-O THE BUEHLER
FAMILY TRUST

Record Date	Payable Date	Rate Per Share	No. of Shares	Gross Dividend Paid	Tax Withheld
05/16/03	06/05/03	0.150000	3,087	463.05	0.00
			Year to Date	$463.05	$0.00

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Enclosures
cc: Susan L. Hall, Esq.

Charles Schwab & Co., Inc.
P.O. Box 52114
Phoenix, AZ 85072-2114

charles SCHWAB

October 11, 2004

Phyllis Kunishige
Rodney Kunishige
1107 Main St
Huntington Beach, CA 92648-2718

RE: 5283-9750

Dear Mr. and Mrs. Kunishige:

Thank you for choosing Charles Schwab & Co., Inc. for your investment needs.

Our records show that Pfizer (PFE) was purchased on three occasions; 4/15/99, 100 shares, 5/14/99, 100 shares & 6/15/99, 100 shares. In addition there was a stock split for an additional 600 shares on 06/30/99 for a total of 900 shares. The shares are in the name of Phyllis and Rodney Kunishige and you have owned them for over one year.

Should you have any questions regarding this matter, please do not hesitate to call us at 1-800-472-0083.

Sincerely,



Franklin Roberts
800-472-0083
UAVV

DAVID RESNICK
26 ALDER DRIVE
BRIARCLIFF MANOR, NY 10510

October 4, 2004

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N. W., Washington, D.C. 20008. The telephone number is (202) 518-2505.



Very truly yours,

David Resnick

Enclosures
cc: Susan L. Hall, Esq.


THE Vanguard GROUP

October 11, 2004

MARGARET M FORAN
SECRETARY, PFIZER INC
235 EAST 42ND ST
NEW YORK, NY 10017-5755

RE: Shareholder Resolution for Inclusion in the 2005 Proxy Statment

Dear Ms. Foran:

Thank you for contacting Vanguard Brokerage Services (VBS).

This firm is the record holder of 2,000 shares of Pfizer, Inc. common stock held on behalf of our client David Resnick. Our client acquired these shares as follows:

6/9/00 1,000 shares
5/2/02 200 shares
5/29/02 200 shares
9/26/03 200 shares
12/24/03 400 shares

and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client has asserted that he intends to continue holding these shares through the date of the 2005 annual meeting. However, we cannot guarantee that he will continue to hold these shares for any specific time period.

If you have any questions, please call VBS Client Services at 1-800-992-8327. One of our associates will be pleased to assist you.

Sincerely,

VBS Client Services

EAG/kmc

cc: DAVID RESNICK

10080936

Post Office Box 2600, Valley Forge, Pennsylvania 19482-2600



BRUNNER
SCULPTURE

October 6, 2004

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Chris Brunner

Enclosures
cc: Susan L. Hall, Esq.

TEL 316.636.1295 | CELL 316.207.6837 | 8621 TIPPERARY | WICHITA KANSAS 67206

11-09-04 12:27pm From- 212-573-1853 T-037 P.017/041 F-519

EMPRISE BANK®

257 North Broadway
P.O. Box 2970
Wichita, Kansas 67201-2970
316-383-4400

October 6, 2004

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

RE: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Emprise Bank through its nominee, MIDTRUSCO, is the record holder of 350 shares of Pfizer common stock held on behalf of our client, Chris Brunner. Our client acquired 200 shares of Pfizer on December 17, 1999 and 150 shares of Pfizer on February 8, 2000 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me at 316-383-8596.

Thank you.



Bryce K. Carr
Executive Vice President & Trust Officer
Emprise Bank

HEATHER AND STEVE MURCH

October 12, 2004

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Steven D. and Heather B. Murch

Enclosures
cc: Susan L. Hall, Esq.

3520 EAST CONOVER COURT • SEATTLE, WA • 98122
PHONE: (206) 720-0350 • MURCH@NWLINK.COM

11-09-04 12:28pm From- 212-573-1853 T-037 P.019/041 F-519


THE Vanguard GROUP

October 12, 2004

Ms. Margaret M. Foran
Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

This letter is to verify that Steven D. Murch and Heather B. Murch own 3,400 shares of Pfizer, Inc. common stock, which is being held in their Vanguard Brokerage Services joint ownership account. Our records indicate that these shares were acquired on 02/10/2003 and are still owned by Steven and Heather Murch as of the date of this letter.

If you have any further questions, please feel free to contact me at 1-800-345-1344, extension 7479. Flagship's business hours are Monday to Friday from 8 a.m. to 10 p.m. and Saturdays from 9 a.m. to 4 p.m. Eastern time.

Sincerely,

Joseph Kucharczuk
Registered Representative

Correspondence Number 20028115



Vanguard® Flagship Service
Post Office Box 1103, Valley Forge, Pennsylvania 19482
(800) 345 1344 - www.vanguard.com

Meredith M. Page

2231 Court Avenue
Memphis, Tennessee 38104

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,

Meredith M. Page

Meredith M. Page
October 11, 2004

Enclosures
cc:Susan L. Hall, Esq.

Edward Jones
125 Howard Street
Greenwood, MS 38930
(662) 455-5383

Robert E. Spiller
Investment Representative

EdwardJones

Ms. Margaret M. Foran
Secretary, Pfizer, Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy

Dear Ms. Foran:

This firm is the record holder of 209 shares of Pfizer, Inc. common stock held on behalf of our client, Meredith Page. Our client acquired these shares on 4/16/2001 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please so not hesitate to contact me.

Thank you,



Robert Spiller

STEVEN B. ADAMS
61 SCHRADE ROAD
BRIARCLIFF MANOR, NY 10510

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Steven B Adams

Enclosures
cc: Susan L. Hall, Esq.



October 4, 2004

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

This firm is the record holder of 200 shares Pfizer, Inc. common stock held on behalf of our client Steven B. Adams (IRA custodian). Our client acquired these shares on March 31, 1998 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client has asserted to us that he intends to continue holding these shares through the date of the 2005 annual meeting. However, we can not guarantee that he will continue to hold these shares for any specific time period.

If you have any further questions, please do not hesitate to contact me.

Thank you.

Lawrence Dantus

September 30, 2004

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Susan E. Pepper
62 Babylon Drive
Sound Beach, NY 11789

Enclosures
cc: Susan L. Hall, Esq.

Advest

Serving Investors Since 1898

90 State House Square, Hartford, CT 06103
(860) 509-1000 • (800) 243-8115 • www.advest.com

September 30, 2004

Ms. Margaret M. Foran
Secretary, Pfizer, Inc.
235 East 42nd Street
New York, New York 10017-5755

Dear Ms. Foran:

This firm is the nominee holder of 138.536 shares of Pfizer, Inc. common stock as of September 29, 2004, held on behalf of our client, Susan Pepper. These shares are held of record by Depository Trust Company. Our client acquired 130 shares of Pfizer, Inc. on July 7, 1999 through Lebenthal, now a division of Advest, Inc.; and has held them continuously for a period of at least one year prior to the date of this letter. Our client has informed us that she intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Sincerely,



Susan S. Rubin
Senior Vice President
Internal Audit Department

October 1, 2004

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,

Harold A. Schessler

Enclosures
cc: Susan L. Hall, Esq.



October 1, 2004

Mr. Harold Schessler
3226 Cannonball Trl
Yorkville, IL. 60560-4536

To Whom It May Concern:

Please accept this letter as confirmation that Mr. Schessler owns 150.000 of Pfizer PFE (717081103). Mr. Schessler bought 150.000 of PFE on November 20, 2002 and continues to own them in his brokerage account. I hope this information is helpful.

If you have any additional questions or need further assistance, please call any member of your Premium Services team 17, at 800-544-4442.

Thank you for investing with Fidelity Premium Services.

Sincerely,

Shirley McDevitt
Premium Services Representative

Our File: W008701-01OCT04

Fidelity Brokerage Services LLC
Operations and Services Group
500 Salem Street OS2S
Smithfield, RI 02917

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Enclosures
cc: Susan L. Hall, Esq.

BESSEMER TRUST
222 ROYAL PALM WAY
PALM BEACH, FL 33480

561-655-4030
FAX: 561-655-4699

October 4, 2004

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: 9D3815 SHAFFER FAMILY TR DTD 12-28-93 IM

Dear Ms. Foran:

This letter is to inform you that Mrs. Marlis Shaffer holds Pfizer Inc in the captioned account with Bessemer Trust Company of Florida. Currently the account holds 270 shares of Pfizer and to support this claim I have enclosed a security ledger report reflecting the trading history of Pfizer Incorporated.

The shares of 3M Company are restricted and will not be sold unless directed by the client.

If you require any additional information please feel free to contact me 1-800-448-9843.

Sincerely,



Kathy L. Feeney
Asst. Client Account Manager

/klf
Enclosure

Cc: Mrs. Marlis Shaffer
1971 Dead Indian Road
Ashland, OR 97520

Account:	[redacted]SHAFFER FAMILY TR DTD 12-28-93 IM	Report:	LEDGER
Security:	(864075) PFIZER INC		
Enter Date Period:	01/01/1996 To 10/01/2004	Txns:	All
T/S Date Period:	All Transactions within Enter Date period	Totals:	Bals and Txns

SECURITY OPENING BALANCE 864075 PFIZER INC — #0001
UNITS: 0.000 TAX COST: 0.00 BOOK COST: 0.00

PURCHASE 864075 PFIZER INC — #0002
TRADE: 04/21/1997 SETTLE: 04/24/1997 ENTERED: 04/24/1997

UNITS:	100.000	PRICE:	88.94800	GROSS:	-8,894.89 SUP
BROKER:	780			COMM:	-9.00
				TAXES:	0.00
		TAX/BOOK COST:	8,903.89	NET:	-8,903.89

STOCK DIV 864075 PFIZER INC — #0003
TRADE: 07/01/1997 SETTLE: 07/01/1997 ENTERED: 07/01/1997
UNITS: 100.000

DESCRIPTION
2 FOR 1 SPLIT

SALE 864075 PFIZER INC — #0004
TRADE: 05/15/1998 SETTLE: 05/20/1998 ENTERED: 05/20/1998

UNITS:	-50.000	PRICE:	106.77000	GROSS:	5,338.55 SUP
BROKER:	680			COMM:	-4.50
				TAXES:	-0.18
				NET:	5,333.87
		TAX COST:	-2,225.97	TAX P&L:	3,107.90
		BOOK COST:	-2,225.97	BOOK P&L:	3,107.90

LOT NUMBER	UNITS	TAX COST
04/21/1997-00	-50.000	-2,225.97

SALE 864075 PFIZER INC — #0005
TRADE: 05/26/1999 SETTLE: 06/01/1999 ENTERED: 06/01/1999

UNITS:	-150.000	PRICE:	102.66700	GROSS:	15,400.17 SUP
BROKER:	180			COMM:	-13.50
				TAXES:	-0.51
				NET:	15,386.16
		TAX COST:	-6,677.92	TAX P&L:	8,708.24
		BOOK COST:	-6,677.92	BOOK P&L:	8,708.24

LOT NUMBER	UNITS	TAX COST
04/21/1997-00	-150.000	-6,677.92

PURCHASE 864075 PFIZER INC — #0006
TRADE: 11/08/2002 SETTLE: 11/14/2002 ENTERED: 11/14/2002

UNITS:	50.000	PRICE:	33.80800	GROSS:	-1,690.40
BROKER:	180			COMM:	-3.00
				TAXES:	0.00
		TAX/BOOK COST:	1,693.40	NET:	-1,693.40

PURCHASE 864075 PFIZER INC — #0007
TRADE: 11/11/2002 SETTLE: 11/14/2002 ENTERED: 11/14/2002

UNITS:	50.000	PRICE:	33.42100	GROSS:	-1,671.07 SUP
BROKER:	66V			COMM:	-3.00
				TAXES:	0.00
		TAX/BOOK COST:	1,674.07	NET:	-1,674.07

Account:	[redacted] SHAFFER FAMILY TR DTD 12-28-93 TM	Report:	LEDGER
Security:	(864075) PFIZER INC		
Enter Date Period:	01/01/1996 To 10/01/2004	Txns:	All
T/S Date Period:	All Transactions within Enter Date period	Totals:	Bals and Txns

PURCHASE 864075 PFIZER INC #0008

TRADE: 11/12/2002 SETTLE: 11/15/2002 ENTERED: 11/15/2002

UNITS:	50.000	PRICE:	33.56400	GROSS:	-1,678.23 SUP
BROKER:	38D			COMM:	-3.00
				TAXES:	0.00
		TAX/BOOK COST:	1,681.23	NET:	-1,681.23

SALE 864075 PFIZER INC #0009

TRADE: 04/25/2003 SETTLE: 04/30/2003 ENTERED: 04/30/2003

UNITS:	-100.000	PRICE:	30.42600	GROSS:	3,042.60
BROKER:	370			COMM:	-6.00
				TAXES:	-0.14
				NET:	3,036.46
		TAX COST:	-3,374.63	TAX P&L:	-338.17
		BOOK COST:	-3,365.80	BOOK P&L:	-329.34

LOT NUMBER	UNITS	TAX COST
11/08/2002-00	-50.000	-1,693.40
11/12/2002-03	-50.000	-1,681.23

SALE 864075 PFIZER INC #0010

TRADE: 04/28/2003 SETTLE: 05/01/2003 ENTERED: 05/01/2003

UNITS:	-50.000	PRICE:	30.55000	GROSS:	1,527.54 SUP
BROKER:	578			COMM:	-3.00
				TAXES:	-0.07
				NET:	1,524.47
		TAX COST:	-1,674.07	TAX P&L:	-149.60
		BOOK COST:	-1,682.90	BOOK P&L:	-158.43

LOT NUMBER	UNITS	TAX COST
11/11/2002-01	-50.000	-1,674.07

PURCHASE 864075 PFIZER INC #0011

TRADE: 09/03/2003 SETTLE: 09/08/2003 ENTERED: 09/08/2003

UNITS:	200.000	PRICE:	30.70500	GROSS:	-6,141.06 SUP
BROKER:	753			COMM:	-12.00
				TAXES:	0.00
		TAX/BOOK COST:	6,153.06	NET:	-6,153.06

PURCHASE 864075 PFIZER INC #0012

TRADE: 11/17/2003 SETTLE: 11/20/2003 ENTERED: 11/20/2003

UNITS:	50.000	PRICE:	33.96600	GROSS:	-1,698.31 SUP
BROKER:	546			COMM:	-3.00
				TAXES:	0.00
		TAX/BOOK COST:	1,701.31	NET:	-1,701.31

PURCHASE 864075 PFIZER INC #0013

TRADE: 04/07/2004 SETTLE: 04/13/2004 ENTERED: 04/13/2004

UNITS:	20.000	PRICE:	35.50000	GROSS:	-710.00
BROKER:	37K			COMM:	-1.00
				TAXES:	0.00
		TAX/BOOK COST:	711.00	NET:	-711.00

SECURITY CLOSING BALANCE 864075 PFIZER INC #0014

UNITS:	270.000	TAX COST:	8,565.37	BOOK COST:	8,565.37
DELTA: UNITS:	270.000	TAX COST:	8,565.37	TAX P&L:	11,328.37
		BOOK COST:	8,565.37	BOOK P&L:	11,328.37

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Enclosures
cc: Susan L. Hall, Esq.

charles SCHWAB

610 Newport Center Drive Suite 150 Newport Beach CA 92660

October 5, 2004

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Charles Schwab & Company is the record holder of 1,500,000 shares of Pfizer Inc. common stock held on behalf of Frank Randall. Mr. Randall acquired 1,475,000 shares prior to June 30, 2000. 25,000 shares were acquired on November 5, 2003 and have been held less than one year.

If you have any further questions, please contact me at 949-718-5102.

Thank you,

Douglas Walden

Douglas Walden
Investment Specialist

Schwab cannot speculate as to my intentions regarding when or if I might sell any of my shares. I will tell you that I do not have any plans to sell any of these shares.

Frank R. Randall

Grace M. Holden
2501 North Ohio Street
Arlington, VA 22207-1222
(703) 536-0844 GMH829@aol.com

September 24, 2004

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Grace M. Holden

Enclosures
cc: Susan L. Hall, Esq.

Stifel, Nicolaus
& Company, Incorporated

One Financial Plaza
501 North Broadway
St. Louis, Missouri 63102
314-342-2000

September 24, 2004

Ms. Margaret M. Foran
Secretary
Pfizer, Inc.
235 East 42nd Avenue
New York, NY 10017-5755

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Ms. Foran:

This Firm is the record holder of 700 shares of Pfizer, Inc. common stock held on behalf of our client, Grace M. Holden. Our client acquired these shares on September 13, 1996, and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you.

Very truly yours,



Terry M. Roberts
Vice President/Investments

TMR/dmh

11/4/04

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. We originally acquired 500 shares in Upjohn in 1993, which later became Pharmacia-Upjohn, and then Pfizer. We now hold 1,206 shares in Pfizer. We have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Charles Romesburg



Sandra Romesburg

Enclosures
cc: Susan L. Hall, Esq.

GLORIA JENEAL EDDIE
1060 CAMBRIDGE AVENUE
MENLO PARK, CALIFORNIA 94025

September 23, 2004

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Enclosures
cc: Susan L. Hall, Esq.


WELLS
FARGO

Private Client Services
420 Montgomery St., 7th Floor
San Francisco, CA 94104
415 396-3371
415 834-0604 Fax
cmiller@wellsfargo.com

Cassandra E. Miller
Vice President

September 23, 2004

Ms. Margaret M. Foran
Secretary, Pfizer, Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Materials

Dear Ms. Foran:

We have been requested by our client, Gloria Jeneal Eddie, to confirm that this firm is the record holder of 2,578 shares of Pfizer, Inc. common stock held on behalf of our client Gloria Jeneal Eddie. Our client acquired 564 shares on April 5, 1993, 1,764 shares on March 15, 1957, and 250 shares on May 16, 1993 and has held said shares continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

Cassandra Miller

11/3/04

Ms. Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Enclosures
cc: Susan L. Hall, Esq.

Joseph Berrios, CFM
Financial Advisor
Private Client Group

400 Park Avenue South
Suite 300
Winter Park FL 32789
(407) 646-6574
(800) 937-0409
FAX (407) 628-1502


Merrill Lynch

November 3, 2004

Secretary, Pfizer
235 East 42nd Street
New York, NY 10017-5755

Re: Shareholder Resolution for Inclusion in the 2005 proxy Statement

Dear Ms. Foran:

Merrill Lynch is the record holder of 400 shares of Pfizer, Inc. common stock held on behalf of our client, John VL Parry. Our client acquired these shares on September 26, 2002 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you,



Joseph Berrios, CFM
Financial Advisor

Subject: Revised PETA Resolution FW: Mel Kessler and prematurely submitted Shareholder Resolution



PFIZER
3OLUTION.doc (35 I

From: Susan L. Hall [mailto:skadi@comcast.net]
Sent: Monday, November 15, 2004 9:48 PM
To: Kathy.Ulrich@pfizer.com
Cc: Jessica Sandler; Scott VanValkenberg
Subject: Mel Kessler and prematurely submitted Shareholder Resolution

Hi Kathy-

In the furtherance of our telephone call today, please discard the shareholder resolution which accompanied Mel Kessler's letters to Pfizer.
Instead, the attached resolution should be substituted which is in all respects the same as the one that accompanied my letter of November 4th with the addition of Mr. Kessler as a co-sponsor of the resolution.

If you have any questions or comments, please don't hesitate to call.

Thank you.

Susan L. Hall
Legal Counsel

EXHIBIT C

Legal Division
Pfizer Inc
235 East 42nd Street 7/35
New York, NY 10017-5755
Tel 212 733 2076 Fax 212 573 1853
Email kathy.ulrich@pfizer.com


Pfizer

Kathleen M. Ulrich
Corporate Counsel-Corporate Governance
and Assistant Secretary

November 17, 2004

VIA FEDERAL EXPRESS

Ms. Susan L Hall
2818 Connecticut Avenue N.W.
Washington, D.C. 20008

Re: Shareholder Proposal

Dear Ms. Hall:

This is to acknowledge receipt on November 9, 2004 of a shareholder proposal relating to animal testing that was submitted on behalf of PETA and several individuals (collectively, the "Proponents").

We are sending this letter in accordance with the requirements of SEC Rule 14a-8, which governs shareholder proposals.

Rule 14a-8 requires that we notify the Proponents in writing of any procedural or eligibility deficiencies in their letters, as well as the time frame for any response. Accordingly, we wish to advise you, as the designated representative of the Proponents, of the following:

Rule 14a-8 requires that the Proponents provide us with sufficient proof of continuous ownership of $2000 in market value or 1% of Pfizer's commons stock for at least one year by the date that the Proponents submitted the proposal to Pfizer.

According to Rule 14a-8(b), sufficient proof of your ownership may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year, and your own written statement that you intend to continue to hold the shares through the date of our 2005 annual meeting; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement, and your written statement that you intend to continue ownership of the shares through the date of our 2005 annual meeting."

In its July 13, 2001 bulletin concerning Rule 14a-8, which governs shareholder proposals, the SEC staff included the following question and answer:

> "Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?"
>
> "No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal."

Furthermore, the SEC staff's July 13, 2001 bulletin notes: "A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal."

In connection with the foregoing, we note that the ownership information submitted by PETA, Steven B. Adams, Phyllis and Rodney Kunishige, David Resnick, Frank Randall, Julia B. Randall, Chris Brunner, Steven D. and Heather B. Murch, Susan E. Pepper, Harold Schessler, Grace M. Holden, Gloria Jeneal Eddie, John VL Parry, Marlis Shaffer, Shayne Robinson and Meredith M. Page does not appear to be dated as of the date that the proposal was submitted to Pfizer. Accordingly, we request that the above named proponents submit to the Company proof of ownership dated as of the date that they submitted the proposal to Pfizer. Moreover, the copy of a dividend stub provided by the Maynard P. Buehler & Katherine Buehler Trust is not sufficient proof of ownership, as described above, and we request that the Maynard P. Buehler & Katherine Buehler Trust submit such sufficient proof of ownership.

With respect to the resolution itself, the mandatory manner in which it is phrased ("NOW THEREFORE, BE IT RESOLVED: that the Company will make no further donations ...") could be deemed to be improper under state law since it impinges on the discretionary authority granted to the Board under Section 141 of the Delaware General Corporation Law. To avoid this consequence, you may wish to recast the resolution as a request or a recommendation to the Board of Directors (e.g., "The shareholders *request* that the Company ...").

Also, as required by Rule 14a-8, we wish to advise you that your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

To assist you in this matter, we have enclosed for your information SEC Rule 14a-8 as well as SEC Staff Legal Bulletin No. 14, which explains and provides guidance concerning the Rule 14a-8 process.

Yours truly,



Kathleen M. Ulrich

cc: Margaret M. Foran
Enclosures

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EXHIBIT D



We dedicate ourselves to humanity's quest for longer, healthier, happier lives through innovation in pharmaceutical, consumer and animal health products.

Sitemap | Privacy



About Pfizer

Public Policy

Laboratory Animal Care and Use

The Pfizer guidelines and policy on laboratory animal care and use are based on the principles known as the 3R's of animal research first proposed by Russell and Burch:

Refinement of the use of research animals to use less painful or the least invasive procedures whenever possible.

Reduction of the numbers of animals used in each study to the absolute minimum necessary to obtain valid results.

Replacement of animal experiments with non-animal experiments such as mathematical models, computer simulations, and *in vitro* biological systems wherever appropriate.

At Pfizer, we've added a fourth and a fifth R as fundamental and important principles:

Respect for animals; and

Recognition of the important contributions that animal-based research makes to our goal of improving human and animal health worldwide.

It is our policy to approach all research involving animals with the highest level of humane concern for those animals. All experiments are to be carefully planned and conducted in such a way as to minimize or avoid pain, distress, or discomfort to the animals. Every proposed use of animals in our research will be thoroughly evaluated and the health and well being of all laboratory animals under our care will be attended to meticulously.

For as long as it remains necessary to use animals in medical research, it is our policy to maintain the highest possible standards of laboratory animal care and use. To assure we maintain these standards, we have adopted the following guidelines:

- The care and use of all laboratory animals should meet or exceed relevant local, national, and international regulations.
- Proper use of laboratory animals that is consistent with sound scientific practices is imperative. Each proposed use of animals will be reviewed and approved by a panel of objective experts.
- Our investigators consider procedures that cause pain or distress in human beings to cause pain or distress in animals. Sedation, analgesia, and/or anesthesia are to be considered for all animal studies and used as appropriate.
- When animal experimentation is necessary, great care should be taken to choose the most appropriate laboratory animal species for the research, and to assure that results will be purposeful.
- Studies will be designed to gain the maximum information

from the fewest number of animals possible.

- Veterinary care is to be available at all times and laboratory animals are to be regularly monitored for any signs of ill health.
- All staff involved in the care and use of laboratory animals are to be properly trained to ensure they are competent in the proposed work, and are aware of the ethical issues involved in the use of animals.

↑ Top

EXHIBIT E

Financial Times (London, England)

July 29, 2004 Thursday
London Edition 3

SECTION: FRONT PAGE - FIRST SECTION; Pg. 1

LENGTH: 344 words

HEADLINE: Drugs groups to fund university animal research

BYLINE: By GEOFF DYER and DAVID FIRN

BODY:

The three biggest pharma-ceuticals companies in the UK went on the counter-attack yesterday in the battle over animal testing when they announced they were donating Pounds 4m to medical research at universities that involves animals.

GlaxoSmithKline, AstraZeneca and Pfizer, which have all been targeted by demonstrators, said the money would be used to support animal research aimed at discovering new medicines as well as for training scientists to do animal experiments.

The companies said the donation was part of a greater willingness by their industry to back animal testing publicly.

The new funding has been discussed for some time but was unveiled yesterday at a time when attacks by animal rights extremists have raised questions about the future of medical research in the UK, following the decision by two contractors to pull out of building a new laboratory at Oxford university.

While the government is expected to announce legislation to deal with animal rights activists tomorrow, industry executives have warned that the attacks were prompting investment in research to go to other countries.

Gill Samuels, executive director of science policy for Pfizer in Europe, said animal rights extremism could lead the group to invest less in the UK.

"If you are a multinational company, as we are, and you have six research sites, where would you put research? You would put it where you have ease of operation," she said.

Earlier this week, Jean-Pierre Garnier, chief executive of GSK, warned that some companies had pulled out of making investments in the UK because of the attacks.

The companies said part of the Pounds 4m fund, to be awarded over four years, would go on training graduate students in how to conduct animal experiments. In recent years their research departments had complained of a skills shortage in new recruits, which may be partly the result of threats by protesters.

The British Pharmacological Society said the Pounds 4m would have a "significant impact" on the funds available to do this type of research in academia. Animal testing, Page 3

LOAD-DATE: July 28, 2004



January 5, 2005

BY ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org


AN INTERNATIONAL
ORGANIZATION DEDICATED
TO PROTECTING
THE RIGHTS OF ALL ANIMALS

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") et al. for Inclusion in the 2005 Proxy Statement of Pfizer

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 21, 2004, submitted to the SEC by Pfizer, Inc. ("Pfizer" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA based on the following: i) Rule 14a-8(i)(7) asserting that ordinary business operations are implicated; ii) Rule 14a-8(i)(1) alleging that it is not proper under Delaware law; and iii) Rule 14a-8(i)(3) asserting that the proposal is materially misleading.

The proposal sponsored by PETA requests that the Board:

> [M]ake no further donations or contributions designed to promote the advancement of animal testing and … rescind the donation made to UK universities to the extent legally permissible; if the contribution cannot be rescinded for legal reasons, the Company shall donate equivalent funds to promote non-animal based test methodologies.

For the reasons which follow, PETA requests that the SEC recommend enforcement action if the proposal is omitted from the Company's proxy materials for the 2005 annual meeting.

I. Ordinary Business Operations – Rule 14a-8(i)(7)

Pfizer argues that the Proposal deals with ordinary business operations, which are properly left to Company management. Pfizer further asserts that the proposal attempts to "micro-manage" the company and involves complex matters which shareholders are ill equipped to consider.[1]

The SEC's position is that proposals "focusing on sufficiently significant social

[1] It is an affront to shareholders to suggest that issues related to corporate duplicity in policy statements is beyond their ability to make informed judgments.

policy issues … generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 34-40018 (May 21, 1998).

Similarly, the SEC has refused to uphold the ordinary business operations exclusion when the proposal falls within a range of issues with "significant policy, economic or other implications." Exchange Act Release No. 34-12999 (Nov. 22, 1976).

The Proposal addresses both social policy considerations and economic implications. First, it is plain on its face that a donation of £4M has economic implications. However the social policy implications are of the gravest concern.

This Proposal is about corporate policy and corporate duplicity. It is about Pfizer giving lip service to *in vitro* methods while providing funding for the express purpose of promoting *increased* experimentation on animals. It is about a Company publicly pronouncing its commitment to non-animal testing, and privately investing in the next generation of animal researchers.

It is about shareholders having a right to not be mislead by the company in which they have invested.[2]

A resolution appearing in the 2004 proxy materials sought to advance the use of five non-animal methods for testing certain dermal endpoints. In recommending a vote against that resolution, the Company assured shareholders of its longstanding commitment to alternative methods, affirming that:

> "We are committed to the principles embodied by the 3Rs of animal research: seeking alternatives that Reduce, Replace or Refine our work with animals when such alternatives are available and appropriate."
>
> "Pfizer has always supported the use of *in vitro* alternatives …"
>
> "We approach all research involving animals with the highest level of humane concern."
>
> "[W]e are already working with regulators in an effort to increase the use of alternative models where such alternatives can be used appropriately."

To now assert that those words are entirely consistent with making a seven-figure donation to the expansion of animal-based experimentation, is to elevate sophistry to an art form. To concur with the Company's position is to permit corporate deception to reap its own rewards.

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[2] The Staff should note that the proponents of this Resolution collectively hold over 1,523,000 shares of Pfizer stock.

In sum, if dealing in duplicity is Pfizer's ordinary mode of business operations, the Company will have a great deal more to answer for than this shareholder resolution.

II. Not a Proper Subject for Shareholder Action —Rule 14a-8(i)(1)

The Company's assertion that the Proposal is not a proper subject for shareholder action under the laws of Delaware is without merit. The Proposal is cast in mandatory language to redress Pfizer's duplicitous conduct in publicly committing to the replacement of animal-based testing and privately funneling money to advance animal-based experimentation. The Proponents do not question the Board's authority to make "decisions concerning allocations of contributions…." The issue is not about the Board's ability to make donations; it is about the Board's affirmative deception of its shareholders. The Proponents doubt that Delaware law permits the Company to lie to its shareholders with absolute impunity. It is that conduct that the Proposal is designed to correct.

Notwithstanding the foregoing, if the Staff concurs with Pfizer on this point, the Proponents will recast the Proposal using precatory language as the Company suggests on page 6 of its December 21st letter.

III. Materially Misleading—Rule 14a-8(i)(3)

In its December 21 letter, the Company takes exception to the Proposal, arguing that it is materially misleading because it "is premised upon a material omission …" [3] (Pfizer Letter p. 7.) The only thing that is materially misleading is Pfizer's argument that its animal welfare policy is in perfect harmony with its affirmative support for the advancement of animal experimentation.

Pfizer's Animal Care Policy champions what are commonly referred to as the "3R's of animal research." As defined on its website the 3R's include i) the "refinement of the use of research animals to use less painful or the least invasive procedures whenever possible"; ii) the "reduction of the numbers of animals used in each study to the absolute minimum necessary to obtain valid results"; and iii) the "replacement of animal experiments with non-animal experiments such as mathematical models, computer simulations, and *in vitro* biological systems whenever appropriate."

It is more than telling that Pfizer breezes past its own Animal Welfare Policy, describing it as designed to "reduce the amount of animal-based research whenever appropriate." Pfizer wholly fails to mention that it has publicly committed to the "***replacement of animal experiments with non-animal experiments*** … whenever appropriate." How can those words have meaning in the face of Pfizer's dolling out millions of dollars to advance experimentation on animals? Pfizer's

[3] The fourth and fifth R's which are not included in the resolution are "respect for animals" and "recognition of the important contribution that animal based research makes to our goal of improving human and animal health worldwide." These were not included because they are essentially components of the "3R's." Should the Staff concur with Pfizer on this issue, the Proponents would not object to including Pfizer's fourth and fifth R's in the resolution.

Animal Welfare Policy and the promotion of *increased* animal use can only be reconciled if replacing animal experimentation with more animal experimentation makes sense. Of course, it does not.

In summary, none of the Company's bases for seeking to omit the proposal from the 2005 proxy statement is sufficient to warrant such action. If the SEC deems any of Pfizer's grounds for omission to be meritorious, PETA should be permitted to negotiate language that will satisfy both the Company and the organization.

Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or 703.319.2196.

Very truly yours,



Susan L. Hall
Legal Counsel

cc: Margaret M. Foran (by fax)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 21, 2004

The proposal provides that Pfizer make no further donations or contributions designed to promote the advancement of animal testing and that Pfizer rescind a donation it previously made.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations (i.e., contributions to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Pfizer relies.

Sincerely,



Robyn Manos
Special Counsel